# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SCHMID Group N.V., CIK 0001987240
CUSIP: N68722102
Title of class of securities: Class A Ordinary Shares, nominal value EUR0.01 per share
Address of issuer's principal executive offices: ROBERT-BOSCH-STR. 32-36, FREUDENSTADT, Germany (2M), 72250
Date of event which requires filing of this statement: 03/09/2026
Amends the filing with accession number 0001104659-24-060361
Filed by CIK 0002023157
Persons authorized to receive notices and communications: Anette Schmid, SCHMID Group N.V., Robert-Bosch-Str. 32-36, Freudenstadt, Germany (2M), 72250, 49 7441 538 0

## Reporting persons
- Anette Schmid (CIK 0002023157): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,894,000; shared voting power 14,937,000; sole dispositive power 8,894,000; shared dispositive power 14,937,000; aggregate amount beneficially owned 14,868,800 (20.8% of the class)
  Comment: Row 7 and 9: Represents 6,894,000 Class A ordinary shares of SCHMID Group N.V. and 2,000,000 warrants, which are exercisable for one Class A ordinary on May 30, 2024. Each Class A ordinary share is entitled to 1 vote per share.
  
  Row 7 and 9: The aggregate number of warrants owned by the Reporting Person as set forth above are treated as converted into Class A ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.
  
  Row 8, 10 and 11: Anette Schmid and Christian Schmid are the sole heirs of the Community of Heirs of Dieter C. Schmid ("Erbengemeinschaft nach Dieter C. Schmid") under German law, which holds 14,937,000 Class A ordinary shares of SCHMID Group N.V. These shares are held by the estate, of which 40% is left to Anette Schmid (amounting to 5,974,800 shares) and 60% is left to Christian Schmid (amounting to 8,962,200 shares). The shares are expected to stay as they are, held in the estate to the benefit of both, for the foreseeable future.
  
  Row 13: Based on the aggregate of 38,062,472 Class A ordinary shares of the issuer and 21,000,000 total outstanding warrants, outstanding before January 16, 2026 and following the issuance of 12,540,439 Class A ordinary shares issued to XJ Harbour HK Limited (as announced by the Company on January 20, 2026) in accordance with a subscription agreement between the Company and XJ Harbour HK Limited dated November 2025, a total of 50,603,011 Class A ordinary shares are outstanding as of January 21, 2026 (i.e. the percentage is based on the aggregate of 50,603,011 outstanding shares and 21,000,000 warrants). The percentage assumes a conversion of all outstanding warrants to Class A ordinary shares (in case all warrants are converted on a 1:1 basis into shares and not on a "cashless" basis). Of the total number of outstanding shares 5,000,000 shares were issued by the Issuer as earn-out shares, of which 2,500,000 were issued by the Issuer to Anette Schmid and Christian Schmid respectively on April 30, 2024, however these shares are subject to an Earn-Out Agreement and as such the voting and dispositive power for such shares is not yet vested in the Reporting Persons. Percentage does not reflect the potential conversion of a EUR 2.5 million drawn under a financing facility with Black Forest Special Situations I signed in December 2025 and does also not reflect the potential conversion of a USD 30 million convertible bond and warrants announced by the Company on January 20, 2026 as the number of shares these instruments convert into is subject to change due to USD-EUR exchange rates, respectively, is subject to changes in the share price of the Company.
- Christian Schmid: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,979,000; shared voting power 14,937,000; sole dispositive power 6,979,000; shared dispositive power 14,937,000; aggregate amount beneficially owned 15,941,200 (22.3% of the class)
  Comment: Row 7 and 9: Represents 4,979,000 Class A ordinary shares of SCHMID Group N.V. and 2,000,000 warrants, which are exercisable for one Class A ordinary on May 30, 2024. Each Class A ordinary share is entitled to 1 vote per share.
  
  Row 7 and 9: The aggregate number of warrants owned by the Reporting Person as set forth above are treated as converted into Class A ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.
  
  Row 8, 10 and 11: Anette Schmid and Christian Schmid are the sole heirs of the Community of Heirs of Dieter C. Schmid ("Erbengemeinschaft nach Dieter C. Schmid") under German law, which holds 14,937,000 Class A ordinary shares of SCHMID Group N.V.. These shares are held by the estate, of which 40% is left to Anette Schmid (amounting to 5,974,800 shares) and 60% is left to Christian Schmid (amounting to 8,962,200 shares). The shares are expected to stay as they are, held in the estate to the benefit of both, for the foreseeable future.
  
  Row 13: Based on the aggregate of 38,062,472 Class A ordinary shares of the issuer and 21,000,000 total outstanding warrants, outstanding before January 16, 2026 and following the issuance of 12,540,439 Class A ordinary shares issued to XJ Harbour HK Limited (as announced by the Company on January 20, 2026) in accordance with a subscription agreement between the Company and XJ Harbour HK Limited dated November 2025, a total of 50,603,011 Class A ordinary shares are outstanding as of January 21, 2026 (i.e. the percentage is based on the aggregate of 50,603,011 outstanding shares and 21,000,000 warrants). The percentage assumes a conversion of all outstanding warrants to Class A ordinary shares (in case all warrants are converted on a 1:1 basis into shares and not on a "cashless" basis). Of the total number of outstanding shares 5,000,000 shares were issued by the Issuer as earn-out shares, of which 2,500,000 were issued by the Issuer to Anette Schmid and Christian Schmid respectively on April 30, 2024, however these shares are subject to an Earn-Out Agreement and as such the voting and dispositive power for such shares is not yet vested in the Reporting Persons. Percentage does not reflect the potential conversion of a EUR 2.5 million drawn under a financing facility with Black Forest Special Situations I signed in December 2025 and does also not reflect the potential conversion of a USD 30 million convertible bond and warrants announced by the Company on January 20, 2026 as the number of shares these instruments convert into is subject to change due to USD-EUR exchange rates, respectively, is subject to changes in the share price of the Company.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, nominal value EUR0.01 per share
Name of issuer: SCHMID Group N.V.
Address of issuer's principal executive offices: ROBERT-BOSCH-STR. 32-36, FREUDENSTADT, Germany (2M), 72250

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by:

a. Anette Schmid, and
b. Christian Schmid (together the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is Robert-Bosch-Str. 32-36, 72250, Freudenstadt, Germany.
Present principal occupation or employment: Anette Schmid is a member of the SCHMID Group N.V. board of directors and is an employee of a subsidiary of the Issuer. Christian Schmid is the Chief Executive Officer of SCHMID Group N.V. and a member of the board of directors.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Reporting Persons are citizens of the Federal Republic of Germany.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
All of the Class A Shares reported herein as being beneficially owned by the Reporting Persons were issued to Anette Schmid, Christian Schmid, and the Community of Heirs in connection with the exchange of interests in Gebr. Schmid GmbH, a German limited liability company, into shares of the Issuer (the "Exchange") upon the completion of the business combination (the "Business Combination") on April 30, 2024 (the "Closing Date") as contemplated by that certain Business Combination Agreement, dated May 31, 2023, by and among Pegasus Digital Mobility Acquisition Corp., a Cayman Islands exempted company ("Pegasus"), Gebr. Schmid GmbH, the Issuer, and Pegasus MergerSub Corp., a Cayman Islands limited liability company (as amended, the "Business Combination Agreement"). Of these 32,725,000 Class A Shares shown above, 4,000,000 are warrants (convertible on a 1:1 basis into shares) transferred to Anette Schmid and Christian Schmid by Pegasus Digital Mobility Sponsor LLC, a Cayman Islands limited liability company (the "Sponsor"), as additional compensation in the transaction.

As described above, 5,000,000 additional shares were created and issued to the Reporting Persons on the Closing Date. These are subject to restrictions in an Earn-Out Agreement, and as such the voting and dispositive power for such shares is not yet vested in the Reporting Persons.

At the time of the Closing Date, the Reporting Persons beneficially own 32,725,000 Class A Shares.

The foregoing description of the Business Combination Agreement, as amended, and the Earn-Out Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Business Combination Agreement, the First Amendment to the Business Combination Agreement, the Second Amendment to the Business Combination Agreement, and the Earn-Out Agreement.

Copies of the of the Business Combination Agreement, the First Amendment to the Business Combination Agreement, the Second Amendment to the Business Combination Agreement, and the Earn-Out Agreement are filed as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4 respectively to this Schedule 13D and are incorporated by reference in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information regarding the Exchange and the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the Class A Shares beneficially owned by the Reporting Persons, as reported in this Schedule 13D/A, were received in connection with the Exchange and the Business Combination as described in Item 3 above.

Anette Schmid serves on the Issuer's board of directors as does Christian Schmid, who also serves as the Chief Executive Officer of the Issuer. Accordingly, the Reporting Persons have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D.

As a result of the Business Combination described above, the Reporting Persons hold a majority stake in the Issuer. The Reporting Persons were also the sole beneficial shareholders of Gebr. Schmid GmbH (which is now a 100% subsidiary of SCHMID Group N.V.), and plan to continue to hold their securities and retain control of the Issuer for the purpose of managing it.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and the market and reserve the right to develop and/or amend any such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Anette Schmid has beneficial ownership of 14,868,800 Class A Shares. The percentage of beneficial ownership is approximately 20.8% of the outstanding Class A Shares.

Christian Schmid has beneficial ownership of 17,856,200 Class A Shares. The percentage of beneficial ownership is approximately 24.9% of the outstanding Class A Shares.

The percentage of the Ordinary Shares is based on the aggregate of 38,062,472 Class A ordinary shares of the Issuer and 21,000,000 total outstanding warrants, outstanding before January 16, 2026 and following the issuance of 12,540,439 Class A ordinary shares issued to XJ Harbour HK Limited (as announced by the Company on January 20, 2026) in accordance with a subscription agreement between the Company and XJ Harbour HK Limited dated November 2025, a total of 50,603,011 Class A ordinary shares are outstanding as of January 21, 2026 (i.e. the percentage is based on the aggregate of 50,603,011 outstanding shares and 21,000,000 warrants). The percentage assumes a conversion of all outstanding warrants to Class A ordinary shares (in case all warrants are converted on a 1:1 basis into shares and not on a "cashless" basis). Of the total number of outstanding shares 5,000,000 shares were issued by the Issuer as earn-out shares, of which 2,500,000 were issued by the Issuer to Anette Schmid and Christian Schmid respectively on April 30, 2024, however these shares are subject to an Earn-Out Agreement and as such the voting and dispositive power for such shares is not yet vested in the Reporting Persons. Percentage does not reflect the potential conversion of a EUR 2.5 million drawn under a financing facility with Black Forest Special Situations I signed in December 2025 and does also not reflect the potential conversion of a USD 30 million convertible bond and warrants announced by the Company on January 20, 2026 as the number of shares these instruments convert into is subject to change due to USD-EUR exchange rates, respectively, is subject to changes in the share price of the Company.
Number of shares as to which each person has sole or shared power to vote or dispose:
Anette Schmid has the sole power to vote, dispose or direct the disposition of 8,894,000 Class A Shares and shared power to vote, dispose or direct the disposition of 14,937,000 Class A Shares as jointly held via her 40% portion of the Community of Heirs of Dieter C. Schmid (amounting to 5,974,800 shares).

Christian Schmid has the sole power to vote, dispose or direct the disposition of 6,979,000 Class A Shares and shared power to vote, dispose or direct the disposition of 14,937,000 Class A Shares as jointly held via his 60% portion of the Community of Heirs of Dieter C. Schmid (amounting to 8,962,200 shares).
Transactions in the class effected during the past sixty days:
Anette Schmid has not engaged in any transaction with respect to the Class A Shares during the sixty days prior to the date of filing of this Amendment to Schedule 13D.

Christian Schmid has engaged in the following transactions with respect to the Class A Shares during the sixty days preceding the filing of this Amendment to Schedule 13D:

March 6, 2026 - Open market sale of 408,252 Shares at a price of $6.2746 per Share.
March 9, 2026 - Open market sale of 1,231,748 Shares at a price of $6.0032 per Share.
March 10, 2026 - Open market sale of 275,000 Shares at a price of $6.0028 per Share.

All such transactions were effected in open market transactions through a broker. In total 1,915,000 shares were sold by Christian Schmid between March 6, 2026 and March 10, 2026.

The Reporting Person undertook these sales to generate liquidity to satisfy primarily personal tax obligations and other related personal financial matters.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Business Combination Agreement and Amendments thereto: Pegasus, Gebr. Schmid GmbH, Pegasus TopCo B.V. and Pegasus MergerSub Corp.entered into a Business Combination Agreement, which was twice amended (the "Business Combination Agreement"). Under this agreement, among other things, the shareholders of Gebr. Schmid GmbH were to contribute all of their shares in Gebr. Schmid GmbH to TopCo for a majority stake in TopCo, and shareholders of Pegasus (a publicly traded company listed on the NYSE) were also to receive shares in TopCo for the transfer to Schmid shareholders of TopCo. In addition to other provisions the agreement stipulated successful application by TopCo to be listed on the NASDAQ as a condition to closing.

Earn-out Agreement: Pegasus, Pegasus TopCo B.V. and the Reporting Persons entered into an earn-out agreement pursuant to which (i) 2,500,000 TopCo shares will be issued to Anette Schmid and Christian Schmid (in equal parts) if the share price of TopCo following the completion of the business combination reaches USD 15.00 and (ii) 2,500,000 TopCo shares will be issued to Anette Schmid and Christian Schmid (in equal parts) if the share price of TopCo following the completion of the business combination reaches USD 18.00 (the "Earn-out Agreement"). The Earn-out Agreement expires after three (3) years from the date of the completion of the business combination.

Registration Rights Agreement: The Reporting Persons are party to that certain Registration Rights Agreement with the Issuer, Pegasus, and Sponsor (the ''Registration Rights Agreement''), providing for, among other things, customary registration rights. The Issuer has agreed to file a shelf registration statement to register the shares of the Issuer covered by the Registration Rights Agreement no later than thirty days following consummation of the Business Combination.

Private Warrants Transfer Agreement: Concurrently with the execution of the Second Amendment to the Business Combination Agreement, Sponsor and the Reporting Persons entered into an agreement pursuant to which the Sponsor committed to transfer 2,000,000 private warrants of Pegasus to Anette Schmid (1,000,000 private warrants) and Christian Schmid (1,000,000 private warrants) subject to the closing of the Business Combination (the "Private Warrants Transfer Agreement").

Warranty Agreement: Pegasus, Pegasus TopCo B.V., Validus/StratCap, LLC and Gebr. Schmid GmbH entered into an agreement in which StratCap guaranteeing the total indebtedness of Pegasus and TopCo remaining at the closing of the Business Combination would not exceed USD 7.4 million, of which USD 2.75 million are deferred by nine months from the closing (or earlier if TopCo enters into a loan agreement for more than EUR 10 million). In addition, StratCap agreed to provide a loan of USD 2.35 million to TopCo within 30 days after closing of the Business Combination repayable within 12 months after closing (or earlier if TopCo enters into a loan agreement for more than EUR 10 million). Further, the parties to the warranty agreement agreed that the Sponsor shall transfer a further 2,000,000 warrants to Christian Schmid and Anette Schmid when a loan agreement for more than EUR 10 million is concluded or when the USD 2.75 million of deferred costs are paid by the Issuer, whichever comes first (the "Warranty Agreement"). The 2,000,000 warrants still are contractually required to be transferred to Christian Schmid and Anette Schmid.

Shareholders Undertaking and Amendment thereto: As part of this agreement the Reporting Persons undertook and agreed to fully support and implement the Transactions relating to the Business Combination, omit any actions which could be of detriment to the implementation of the Transactions, vote against any resolution that would reasonably be expected to impede or adversely affect the Transactions, and contribute Gebr. Schmid GmbH Shares to TopCo in exchange for TopCo Shares. The Shareholders' Undertaking Agreement was then modified, and an Amendment agreed concurrently with the execution of the Second Amendment to the Business Combination Agreement to reflect the changes agreed in the Business Combination Agreement (the " Shareholders' Undertaking" and the "First Amendment to the Schmid Shareholders' Undertaking").

Private Warrants Undertaking Agreement: Sponsor, Pegasus, Gebr. Schmid GmbH, the Reporting Persons and certain individuals party thereto (comprising the officers and directors of Pegasus) entered into an agreement, pursuant to which, among other things, the parties agreed to (i) only exercise their private warrants on a "cashless basis" in accordance with the terms of the private warrants, (ii) in case the reference price of the TopCo shares subsequently to the business combination closing reach USD 18.00 to, on a "cashless basis" exercise their warrants in accordance with terms of the private warrants unless such warrants have been previously redeemed or exercised (the "Private Warrants Undertaking Agreement").

Lock-Up Agreement: The Reporting Persons entered into a Lock-Up Agreement, pursuant to which they will not to, without the prior written consent of the board of directors of Issuer, effect any transaction or enter into any arrangement which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of any Class A Shares them immediately after the Closing, nor to publicly announce any intention to effect or enter the same, during the period beginning on the Closing and ending on the date that is one year after the Closing (the "Lock-Up Agreement").

These summaries are qualified by the actual terms of the agreements, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
Number Description

1. Business Combination Agreement, dated as of May 31, 2023, by and among Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, Pegasus TopCo B.V. (future SCHMID Group N.V.), and Pegasus MergerSub Corp. (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

2. First Amendment to Business Combination Agreement, dated as of September 26, 2023 (incorporated by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

3. Second Amendment to Business Combination Agreement, dated as of January 29, 2024 (incorporated by reference to Exhibit 2.4 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4. Earn-out Agreement by and among TopCo, Pegasus and Anette Schmid and Christian Schmid dated January 29, 2024 (incorporated by reference to Exhibit 10.11 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

5. Registration Rights Agreement by and among SCHMID Group N.V., Pegasus Digital Mobility Acquisition Corp., Pegasus Digital Mobility Sponsor LLC, Christian Schmid, and Anette Schmid, dated as of April 30, 2024 (incorporated by reference to Exhibit 5 to the initial Schedule 13D, filed with the SEC on May 13, 2024).

6. Private Warrants Transfer Agreement by and among Pegasus Digital Mobility Sponsor LLC, Christian Schmid, and Anette Schmid, dated as of January 29, 2024 (incorporated by reference to Exhibit 10.9 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

7. Warranty Agreement dated April 29, 2024 by and among Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, Pegasus TopCo B.V., Pegasus MergerSub Corp. and Validus/StratCap LLC (incorporated by reference to Exhibit 7 to the initial Schedule 13D, filed with the SEC on May 13, 2024).

8. Shareholders' Undertaking, dated as of May 31, 2023, by and among Pegasus Digital Mobility Acquisition Corp., Anette Schmid, and Christian Schmid (incorporated by reference to Exhibit 10.3 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

9. First Amendment to the Shareholders' Undertaking dated January 29, 2024 (incorporated by reference to Exhibit 10.12 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

10. Private Warrants Undertaking Agreement dated as of January 29, 2024, by and among Pegasus Digital Mobility Acquisition Corp., Pegasus Digital Mobility Sponsor LLC, Gebr. Schmid GmbH, Anette Schmid, and Christian Schmid among others (incorporated by reference to Exhibit 10.10 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

11. Company Lock Up Agreement, dated May 31, 2023, by and among Pegasus TopCo B.V., Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, and Christian and Anette Schmid (incorporated by reference to Exhibit 10.4 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

12. Joint Filing Agreement regarding filing of Schedule 13D, dated May 7, 2024, by and among Anette Schmid and Christian Schmid (incorporated by reference to Exhibit 12 to the initial Schedule 13D, filed with the SEC on May 13, 2024).

## Signatures
- Anette Schmid: /s/ Anette Schmid, Anette Schmid/Director (03/11/2026)
- Christian Schmid: /s/ Christian Schmid, Christian Schmid/Chief Executive Officer & Director (03/11/2026)